Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

Dated as of March 17, 2022 by and among

NAYAX LTD.,

OTI MERGER SUB LTD.

and

ON TRACK INNOVATIONS LTD.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 17, 2022 (this “Agreement”), is by and among Nayax Ltd., a company organized under the laws of the State of Israel (“Parent”), OTI Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and On Track Innovations Ltd., a Company organized under the laws of the State of Israel (the “Company”). Certain terms used in this Agreement are defined in Section 8.11.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), Parent, Merger Sub and the Company intend to effect the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which, upon consummation of the Merger, Merger Sub shall cease to exist and the Company shall become a wholly-owned subsidiary of Parent;

WHEREAS, the respective Boards of Directors of each of the Company, the Parent and the Merger Sub have approved and declared advisable and in the best interests of each of the Company and its shareholders, and the Parent, in its capacity as the sole shareholder of the Merger Sub has approved, the entering into this Agreement and the Merger and the consummation of the Transactions (as defined below), on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, the Company asked certain of its shareholders to undertake to, among other things, vote to adopt this Agreement and to take certain other actions in furtherance of the Merger (collectively, the “Voting and Support Agreements”), in each case upon the terms and subject to the conditions set forth in that certain Voting and Support Agreement that have been executed simultaneously with the execution of this Agreement and is attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and the applicable provisions of the Israeli Companies Law, at the Effective Time, the Company (as the absorbing company (HaChevra Ha’Koletet)) and Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall consummate the Merger pursuant to which Merger Sub shall be merged with and into the Company in accordance with Section 323 of the Israeli Companies Law, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Israel time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second (2nd) business day after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Herzog, Fox & Neeman, Herzog Tower, 6 Yitzhak Sadeh, Tel Aviv 6777506, Israel, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Certificate of Merger in accordance with Section 323(5) of the Israeli Companies Law (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.4. Effects of the Merger.

(a) The Merger shall have the effects set forth in the Israeli Companies Law and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and all the rights, privileges, immunities, powers and franchises of the Surviving Corporation shall continue unaffected by the Merger in accordance with the Israeli Companies Law.

(b) Any rights of any party in connection with the share capital of the company, including any conversion, purchase, right of first offer or right of first refusal, calls, puts, and any similar rights shall automatically terminate as of Closing.

SECTION 1.5. Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Share of the Constituent Corporations; Company Stock Options

SECTION 2.1. Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any ordinary shares, par value NIS 0.1 per share, of the Company (“Company Ordinary Shares”) or any shares of Merger Sub:

(a) Share Capital of Merger Sub. Each issued and outstanding share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Corporation. From and after the Effective Time, all certificates representing the shares of Merger Sub shall be deemed for all purposes to represent the number of shares of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Treasury Shares. Any Company Ordinary Shares that are owned by any direct or indirect wholly-owned subsidiary of the Company shall remain outstanding and no consideration shall be delivered in exchange therefor; and any Company Ordinary Shares that are owned by the Company as treasury shares shall be cancelled without payment of any consideration therefor.

(c) Merger Consideration. The issued and outstanding Company Ordinary Shares shall be converted into the right to receive from Parent $4.5 million (Four Million and Five Hundred Thousand U.S. Dollars) in the aggregate in cash (the “Merger Consideration”). As of the Effective Time, each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive their pro rata portion of the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

SECTION 2.2. Payment for Company Ordinary Shares.

(a) Payments with respect to Company Ordinary Shares (other than Section 102 Shares). Prior to the Effective Time, Company shall designate (i) a paying agent to act as agent for the holders of Company Ordinary Shares in connection with the Merger (the “Paying Agent”) to receive, for the benefit of holders of Company Ordinary Shares (other than Section 102 Shares), the aggregate Merger Consideration to which holders of Company Ordinary Shares (other than Section 102 Shares) shall become entitled pursuant to Section 2.1(c) pursuant to a paying agent agreement in a form to be agreed between Parent and the Company, and (ii) in connection with the provisions of the Withholding Tax Ruling (assuming such ruling is obtained), an Israeli information and withholding agent reasonably acceptable to the Company and Parent (the “Israeli Withholding Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable and per the instructions of the Withholding Tax Ruling, and, in each case and in connection therewith, the Company and Parent shall enter into agreements with the Paying Agent and the Israeli Withholding Agent in a form reasonably satisfactory to the Company and Parent. Immediately following the issuance of the Certificate of Merger by the Companies Registrar, Parent shall deposit the aggregate Merger Consideration with the Paying Agent (other than the Section 102 Share Consideration, which payment shall be transferred directly to the 102 Trustee pursuant to Section 2.2(b)) for the sole benefit of the holders of Company Ordinary Shares (other than the holders of Section 102 Shares). Pending its disbursement to such holders, the Paying Agent shall invest the Merger Consideration as directed by the Parent or, after the Effective Time, the Surviving Corporation; provided that, (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this ARTICLE II, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or an AAA-rated money-market fund. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent shall be payable to Parent or as Parent otherwise directs, and Parent shall bear any Taxes required to be paid with respect to such investments.

(b) Payments with respect to Section 102 Shares. Immediately following the issuance of the Certificate of Merger by the Companies Registrar, Parent shall cause the transfer of the portion of the aggregate Merger Consideration payable with respect to Section 102 Shares (the “Section 102 Share Consideration”) to the 102 Trustee, on behalf of holders of Section 102 Shares. The Section 102 Share Consideration shall be paid by the Paying Agent to the 102 Trustee following execution of the letter of transmittal by the beneficial shareholder, without withholding of tax and the 102 Trustee and the Company shall jointly be responsible for the payment of all applicable taxes either directly to the tax authorities or through the payroll of the Company, all as required pursuant to the applicable provisions of Section 102 and as instructed by the Parent.

(c) Payment Procedures. Within five (5) days after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the pro rata portion of the Merger Consideration (rounded to the nearest number of cent), and (iii) a form of declaration for Tax withholding purposes (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of an Ordinary Share provides certain information (and, if applicable, supporting documentation) necessary for Parent, Paying Agent or the Israeli Withholding Agent to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate for cancellation to the Paying Agent (or an affidavit of loss in lieu thereof), together with such letter of transmittal and declaration for Tax withholding purposes (including supporting documentation, as applicable) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions (and such other customary documents as may reasonably be required by such instructions), the holder of such Certificate shall be promptly paid in exchange therefor the Merger Consideration without interest, for each Company Ordinary Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered or whose name appears on the records of the transfer agent in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this ARTICLE II, without interest.

(d) Despite the aforementioned, any Merger Consideration paid to the 102 Trustee, as holder of Section 102 Shares, shall be paid by the Paying Agent to the 102 Trustee following execution of the letter of transmittal by the beneficial shareholder, without withholding of tax and the 102 Trustee and the Company shall jointly be responsible for the payment of all applicable taxes either directly to the tax authorities or through the payroll of the Company, all as required under applicable law and as instructed by the Parent.

(e) Transfer Books; No Further Ownership Rights in Company Ordinary Shares. The Merger Consideration paid in respect of Company Ordinary Shares upon the surrender for exchange of Certificates in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Ordinary Shares previously represented by such Certificates, and at the Effective Time, the stock transfer books and shareholder register of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books and shareholder register of the Surviving Corporation of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Company Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Ordinary Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Ordinary Shares formerly represented by such Certificate, as contemplated by this ARTICLE II.

(g) Termination of Fund. Unless otherwise determined in the Withholding Tax Ruling, if such ruling is obtained, at any time following twelve (12) months after the Closing Date, the Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement (with Parent acting as the Paying Agent), without any interest thereon. Any amounts remaining unclaimed by such holders at such time shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for the pro rata portion of the Merger Consideration under any Option or Award (“Option Consideration”) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.3. Withholding Taxes.

(a) Parent, Merger Sub, the Surviving Corporation, the Paying Agent (or, to the extent the Withholding Tax Ruling is not obtained, the Israeli Withholding Agent), the 102 Trustee or any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold from the Merger Consideration and from payments made pursuant to Section 2.4 such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance or under any provision of state, local, Israeli or foreign Tax Law, and in accordance with the Withholding Tax Ruling, if obtained.

(b) Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling (as defined below), if obtained, with respect to Israeli Taxes, the Merger Consideration payable to each holder of Company Ordinary Shares (other than Section 102 Shares) shall be paid to and retained by the Paying Agent for the benefit of each such recipient for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”), unless Parent or Paying Agent is otherwise instructed explicitly by the Israel Tax Authority (“ITA”) and except as provided herein and during which period the Paying Agent shall not make any payments to any such holder of Company Ordinary Shares and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each holder of Company Ordinary Shares may obtain a Valid Tax Certificate. If a holder of Company Ordinary Shares delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate to the Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance therewith subject to any non-Israeli withholding which is applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any holder of Company Ordinary Shares (i) does not provide the Paying Agent with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request to the Paying Agent to release his/her/its portion of the Merger Consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate at or before such time, then the amount to be withheld from such holder of Company Ordinary Shares’ portion of the Merger Consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Paying Agent and the Israeli Withholding Agent. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the date the payment is actually made to a recipient, and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient. To the extent amounts are so withheld and timely paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the forgoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Israeli Withholding Agent to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Merger Consideration payable to each holder of Company Ordinary Shares (other than Section 102 Shares) shall be paid, free of any withholding, to the Israeli Withholding Agent, and such amounts shall be paid to holders of Company Ordinary Shares (other than Section 102 Shares), via the Paying Agent, subject to the provisions of this Section 2.2(b), which shall apply, mutatis mutandis, to the Israeli Withholding Agent, and the Parties agree to adjust the payment procedures accordingly pursuant to Section 2.6.

(c) For the avoidance of doubt the provisions under this Section 2.3 shall not apply to Section 102 Shares.

SECTION 2.4. Company Options.

(a) Options. Prior to the Effective Time, the Company shall take all actions necessary to provide that each option to acquire Company Ordinary Shares granted under the Company’s equity plans including the Company’s 2001 Share Option Plan and 2021 Incentive Equity Plan, which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be accelerated and be terminated for no cost, without receiving consent from the holders of such Options.

(b) Employee Equity Awards. Prior to the Effective Time, the Company shall take all actions necessary to provide that each restricted share or restricted share unit, or any other equity award granted under the Company’s equity plans including the Company’s 2001 Share Option Plan and 2021 Incentive Equity Plan, which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Award”) shall be accelerated, and such shares shall participate in the Merger pursuant to Section 2.1 above (without any increase to the Merger Consideration).

(c) Company Stock Plans. Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Stock Plans and related award agreements, and obtain any consents from holders of Options or Awards that are reasonably requested by Parent to give effect to the transactions contemplated by this Section 2.4 without liability and, notwithstanding anything to the contrary, payment may be withheld in respect of any Option or Award until any necessary consents are obtained. Without limiting the foregoing, the Company shall take all actions necessary to ensure that as of the Effective Time there shall be no outstanding Options, Awards, stock appreciation rights, restricted stock units, phantom equity awards, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any share capital of the Surviving Corporation or to receive any payment in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to terminate all of its Company Stock Plans, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Company Stock Plans” shall mean the following plans of the Company: the Company’s 2001 Share Option Plan and the Company’s 2021 Incentive Equity Plan.

(d) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Option consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.5. Adjustments. Notwithstanding any provision of this ARTICLE II to the contrary (but without in any way limiting the covenants in Section 5.2 hereof), if between the date of this Agreement and the Effective Time the outstanding Company Ordinary Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, as well as issuance of Company Ordinary Shares underlying grants of equity under the Company Stock Plans, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

SECTION 2.6. Adjustment of Payment Procedures. If following the date hereof, the Parties mutually determine in good faith, based on discussions between the Parties and/or with the Paying Agent or Israeli Withholding Agent, or based on the Withholding Tax Ruling, if obtained, that the Parties are required to act in a manner other than as provided for in Section 2.3 and Section 2.4 above with respect to the Tax withholding and payment procedures set forth therein, the Parties agree to take all action necessary or advisable to act in accordance with such required Tax withholding and payment procedures.

ARTICLE III

Representations and Warranties of the Company

Other than as set forth in Schedule 3, the Company represents and warrants to the Parent and Merger Sub:

SECTION 3.1. Authority; Noncontravention.

(a) The Company is a corporation duly organized and validly existing under the laws of the state of Israel (with respect to any of its subsidiaries, any other relevant jurisdiction, as applicable) and has the power to own and lease its properties and to carry on its business as now being conducted and as proposed to be conducted.

(b) No consent, authorization or approval of any kind of any third party is required in connection with the execution or performance of this Agreement by the Company, except for such consents and approvals that have been obtained prior to the date hereof.

(c) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly authorized and approved by its Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation the Company, enforceable against it in accordance with its terms.

(d) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the Company’s Memorandum of Association and Articles of Association, effective as of the date hereof (the “Company Charter Documents”), (ii) violate any judgment, writ or injunction of any Governmental Authority applicable to Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien upon any of the respective properties or assets of, Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract to which the Company or its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

SECTION 3.2. Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Act of 1933, as amended, (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and (ii) the issuance of the Certificate of Merger by the Companies Registrar, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions.

SECTION 3.3. Information Supplied. The Proxy Statement (or any amendment or supplement thereto) shall comply in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement shall not, at the time the Proxy Statement is first mailed to the shareholders of the Company, at the time of the Company Shareholders Meeting (as defined below) and at the time filed with the U.S. Securities and Exchange Commission (“SEC”), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any of their Representatives (as defined below) in writing specifically for inclusion in the Proxy Statement.

SECTION 3.4. Taxes.

(a) The Company has duly and timely filed all Tax Returns that it was required to file under applicable Laws and all such Tax Returns are true, correct and complete in all material respects. The Company has paid all Taxes that are required to be paid by it (whether or not shown on any Tax Return) except for Taxes that are being contested in good faith and with respect to which adequate reserves have been established in accordance with applicable GAAP, including U.S. GAAP or IFRS. The Company does not have any material deficiency for Taxes or other assessment relating to a material Tax and there are no matters under discussion with any Governmental Authority with respect to any material Taxes.

(b) The Company has complied with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and has duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid under all applicable laws.

(c) The Company does not have any pending request for any ruling or determination by or before a Governmental Authority relating to Taxes.

(d) The Company has not received any notice of any claim by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is, or may be, subject to taxation by, or required to file any Tax Return in, that jurisdiction and there is no reasonable basis for any such Governmental Authority to assert such a claim against the Company. The Company is, and has always been, tax resident solely in its country of incorporation. The Company does not have, nor has ever had, a “permanent establishment” (as defined in any applicable income tax treaty) or a fixed place of business in any country other than its country of incorporation.

(e) The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Ordinance.

(f) The Company does not participate, and has never participated in, does not engage and has never engaged in any transaction listed in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (or any comparable provision of state, local or foreign law) or is subject to reporting obligations under Sections 131D and 131E of the Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(g) The Company is not, and has never been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(h) There currently are no limitations on the utilization of the net operating losses, built-in-losses, capital losses, Tax credits, or other Tax attributes of the Company under any applicable Law, and there are no limitations on Company’s ability to use such net operating losses, built-in-losses, capital losses, Tax credits, or other similar items under any applicable law.

SECTION 3.5. Liabilities. As of the date hereof, and as of the Closing Date, other than as set forth in Schedule 3.5, the Company has not assumed any material liability, debt or other commitment, not in the ordinary course of its business.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.1. Organization and Standing. Each of Parent and Merger Sub is a corporation and each is duly organized, validly existing and in good standing under the laws of the State of Israel.

SECTION 4.2. Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, and (ii) the issuance of the Certificate of Merger by the Companies Registrar, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect.

SECTION 4.3. Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding share capital of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.4. Corporate Power.

(a) Each of the Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions; The execution, delivery and performance of this Agreement by each of the Parent and Merger Sub, and the consummation by each of the Parent and Merger Sub of the Transactions, have been duly authorized and approved by its respective Board of Directors and by the Parent in its capacity as the sole shareholder of Merger Sub, and no other corporate action on the part of either the Parent or Merger Sub is necessary to authorize the execution, delivery and performance by the Parent and/or Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and constitutes a legal, valid and binding obligation the Company, enforceable against it in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the Parent and/or Merger Sub nor the consummation by the Parent and/or Merger Sub of the Transactions, nor compliance by the Parent and/or Merger Sub with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the certificate of incorporation or articles of association of such entity, or (ii) violate any judgment, writ or injunction of any Governmental Authority applicable to Company or any of its Subsidiaries or any of their respective properties or assets.

SECTION 4.5. Financial Resources. Parent has the required internal financial resources to consummate the Transactions and without need to obtain any third party financing.

SECTION 4.6. Information Supplied. The information furnished by the Parent or Merger Sub for inclusion in the Proxy Statement shall not, at the time the Proxy Statement is first mailed to the shareholders of the Company, at the time of the Company Shareholders Meeting (as defined below) and at the time filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1. Preparation of the Proxy Statement; Shareholder Meeting.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a preliminary and definitive proxy statement to be sent to the shareholders of the Company with respect to soliciting proxies for the Company Shareholder Approval (the “Proxy Statement”). Each of the Merger Sub and Parent shall furnish all reasonably required information concerning itself, its Affiliates and the holders of its shares to the Company and provide such other assistance as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following resolution of all such comments. Prior to any filing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments proposed by Parent and reasonably acceptable to the Company and, (z) to the extent practicable, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all material communications, if any, with the SEC or its staff (including all meetings and telephone conferences) relating to the this Agreement or any of the Transactions. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall, in accordance with the procedures set forth in this Section 5.1(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company, Merger Sub or Parent, or any of their respective Affiliates, is discovered by a Party that, in the reasonable judgment of the Company, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the Company, and Merger Sub and the Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders, as reasonably deemed necessary by the Company.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and any such other matters as required in connection therewith under the Exchange Act or desired by the Company (with Parent’s approval). Subject to Section 5.3(c) hereof, the Company shall, through its Board of Directors, recommend to its shareholders approval of this Agreement (the “Company Board Recommendation”) and shall take all lawful action to solicit the approval of the Company shareholders. Pursuant to the terms of this Section 5.1, the Company shall use reasonable best efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholder Meeting in compliance with all applicable legal requirements, including the Israeli Companies Law, the Israeli Securities Law and the Company Charter Documents. The Proxy Statement shall include a copy of the Company Board Recommendation. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company or any committee thereof of the Company Board Recommendation or such Board of Directors’ or such committee’s approval of this Agreement or the Merger.

SECTION 5.2. Conduct of Business. Except as expressly permitted by this Agreement or as required by applicable Law or required in order for the Company to perform its obligations under this Agreement or the Loan Agreement, during the period from the date of this Agreement until the Effective Time, the Company shall use reasonable commercial efforts, and shall cause each of its Subsidiaries to use reasonable commercial efforts, while taking into account their available financial resources to, (w) conduct its business in the ordinary course consistent with past practice, (x) comply in all material respects with all applicable Laws and the requirements of all material contracts to which the Company is a party as of the date hereof (“Material Contracts”), (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time, and (z) keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement or as required by applicable Law or required in order for the Company to perform its obligations under this Agreement or the Loan Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

(a) (i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to purchase or acquire any shares, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares, voting securities or equity interests; provided that (A) the Company may issue Company Ordinary Shares upon the exercise of Options granted under the Company Stock Plans that are outstanding on the date of this Agreement and in accordance with the terms thereof as well as restricted shares the Company shareholders resolved to issue before the date of this Agreement and (B) shares, voting securities or equity interests of the Company’s Subsidiaries may be issued to the Company or a direct or indirect wholly owned Subsidiary of the Company; (ii) redeem, purchase or otherwise acquire any of its outstanding shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to acquire any of its shares, voting securities or equity interests; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent); (iv) split, combine, subdivide or reclassify any of its shares; or (v) other than as required by Section 2.4 and subject to the approval of Parent (which approval shall not be unreasonably withheld or delayed) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option, restricted stock unit or other right to acquire shares of the Company or any restricted stock purchase agreement or any similar or related contract;

(b) to the extent not approved by the Parent, incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than borrowings from the Company by a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries) to any Person;

(d) make any capital expenditure of more than $10,000;

(e) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or any assets;

(f) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

(g) (i) enter into, terminate or amend any Material Contract, (ii) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (iii) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

(h) (i) modify in any manner the compensation or benefits of any of its current and former directors or consultants, or former officers or employees, (ii) modify in any manner the compensation or benefits of any of its officers or employees, (iii) enter into, establish, amend or terminate any of the Company benefit or compensation plans in effect on the date of this Agreement other than as required pursuant to applicable Law; (iv) grant or promise any severance or termination pay or gratuity to any current or former director, officer, employee or consultant of the Company or its Subsidiaries other than as required pursuant to applicable Laws or required under the terms of a Company Plan that has been disclosed to Parent, (v) loan or advance any money or other property to any current or former director, officer or consultant of the Company or its Subsidiaries, (vi) loan or advance any money or other property to any current non-officer employee of the Company or its Subsidiaries, or (vii) terminate the employment of, or give notice of termination to, a key employee or more than five (5) employees together;

(i) make or change any election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes or apply or obtain any Tax ruling on its own behalf or on behalf of any of the shareholders of the Company, in each case, except in the ordinary course of business or as required by applicable Law;

(j) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(k) amend the Company Charter Documents or the governing documents of any of its Subsidiaries;

(l) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(m) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations specifically reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in all required reports, schedules, forms, registration and other statements with the SEC since January 1, 2019, or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(n) (i) other than in the ordinary course of business, make any representation or commitment to, or enter into any formal or informal understanding with any current or former employee, director, or consultant of the Company, any of its Subsidiaries, with respect to compensation, benefits, or terms of employment to be provided by Parent, any of its Subsidiaries at or subsequent to the Closing, except as set forth in writing by Parent for the express purpose of communications with any current or former employee, director, or consultant of the Company, any of its Subsidiaries, or (ii) issue any broadly distributed communication of a general nature to employees (including communications relating to terms and conditions of employment, benefits and compensation) or customers without the prior approval of Parent, except for communications in the ordinary course of business that do not relate to the Transactions or operation of the business after consummation of the Transaction;

(o) settle or compromise any litigation, proceeding or investigation material to the Company and its Subsidiaries taken as a whole (this covenant being in addition to the Company’s agreement set forth in Section 5.12 hereof);

(p) apply for or receive any tax or other incentive grant; or

(q) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would (i) cause any of the representations or warranties of the Company set forth in this Agreement (A) that are qualified as to materiality to be untrue or (B) that are not so qualified to be untrue in any material respect, or (ii) in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.

SECTION 5.3. No Solicitation by the Company; Etc.

(a) The Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use its best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, its Subsidiaries or Representatives. The Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly (i) solicit, initiate, cause, facilitate or knowingly encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement related to any Takeover Proposal; provided, however, that if after the date hereof and prior to obtaining the Company Shareholders Approval the Board of Directors of the Company receives an unsolicited, bona fide written Takeover Proposal made after the date hereof in circumstances not involving a breach of this Agreement, the Loan Agreement, the Term Sheet by and between the parties dates January 19, 2022 or any standstill agreement, and the Board of Directors of the Company reasonably determines in good faith, after consultation with its outside legal counsel, that (i) such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law, then the Company may, at any time prior to obtaining the Company Shareholders Approval (but in no event after obtaining the Company Shareholders Approval) and after providing Parent not less than 24 hours written notice of its intention to take such actions (A) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into (or has previously entered into) a customary confidentiality agreement with the Company; provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 5.3 and (2) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

(b) In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written documents received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(c) Except as expressly permitted by this Section 5.3(c), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the approval or declaration of advisability by such Board of Directors of this Agreement and the Transactions (including the Merger) or (B) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (ii) approve or recommend, or propose to approve or recommend, or cause or authorize the Company or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with Section 5.3(a)) (any action described in these clauses (i) and (ii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, the Board of Directors of the Company may make a Company Adverse Recommendation Change, if such Board determines in good faith, after reviewing applicable provisions of applicable Laws and after consulting with and receiving advice from outside counsel, that the failure to make such Company Adverse Recommendation Change would constitute a breach by the Board of Directors of the Company of its fiduciary duties to the Company’s shareholders under the Israeli Companies Law or any other applicable Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, however, that no Company Adverse Recommendation Change may be made in response to a Superior Proposal until after the third (3rd) business day following Parent’s receipt of written notice (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable) from the Company (a “Company Adverse Recommendation Notice”) advising Parent that the Board of Directors of the Company intends to make such Company Adverse Recommendation Change and specifying the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Adverse Recommendation Notice and a new three (3) business day period (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable)). In determining whether to make a Company Adverse Recommendation Change in response to a Superior Proposal, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent (in response to a Company Adverse Recommendation Notice or otherwise) in determining whether such third party Takeover Proposal still constitutes a Superior Proposal.

(d) For purposes of this Agreement:

“Takeover Proposal” means any bona fide proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) in an amount equal to twenty percent (20%) or more of the aggregate Merger Consideration, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the Transactions.

“Superior Proposal” means a bona fide written offer, obtained after the date hereof and not in breach of this Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is not subject to a financing contingency, and which is otherwise on terms and conditions which the Board of Directors of the Company determines in its good faith and reasonable judgment (after consultation with outside counsel) to be more favorable to the Company’s shareholders from a financial point of view than the Merger and the other Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals)).

(e) Nothing in this Section 5.3 shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or a position contemplated by Section 329 of the Israeli Companies Law, or (ii) making any disclosure to the shareholders of the Company if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would reasonably likely to constitute a violation of applicable Law; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(c).

(f) For the avoidance of doubt, notwithstanding any Company Adverse Recommendation Change the Company shall remain obligated to hold the Company Shareholder Meeting unless this Agreement has been terminated in accordance with Section 7.1.

SECTION 5.4. Exemption, Indemnification and Insurance.

(a) Except in cases of fraud or willful misconduct, Parent and its affiliates exempt the Company’s current directors, current officers, current employees from any liability to the extent relating to the approval of the transactions contemplated under this Agreement.

(b) The Company represents that the indemnification agreements listed in Schedule 5.4(b) are the only indemnification agreements that exist and are valid as of the date hereof and as of Closing with respect to current directors and officers. Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current directors, current officers or current employees (in the case of employees, only such persons who are covered by the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the date hereof) of the Company (the “D&O Indemnified Parties”) as provided in the Company’s Articles of Association or any indemnification contract between such Person and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s articles of association as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition of such action or final resolution of such claim.

(c) Notwithstanding anything to the contrary set forth in this Section 5.4 or elsewhere in this Agreement, without the prior express written consent of the applicable D&O Indemnified Party, neither Parent nor any of its Subsidiaries (including the Surviving Company and any of its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by a D&O Indemnified Party under or as contemplated by this Agreement unless such settlement, compromise, consent or termination does not include any admission of wrongdoing by such D&O Indemnified Party and includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry.

(d) Prior to the Effective Time, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase for the D&O Indemnified Parties a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and the Surviving Company and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored; provided further that the Surviving Company shall not be required to pay, to secure such “tail” policy in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policies of current directors’ and current officers’ liability insurance and fiduciary liability insurance, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(e) The covenants contained in this Section 5.4 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

(f) For the avoidance of any doubt, it is hereby clarified that the provisions of this Section 5.4 shall apply to five directors and officers that serve on the date hereof, but shall not apply to any former director or former officer of the Company.

SECTION 5.5. In the event that Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors or assigns or transferees of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in Section 5.4.

SECTION 5.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.6(c)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.

(b) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws, the Company and its Subsidiaries agree not to participate in any scheduled meeting or substantive discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless they consult with Parent in advance and, to the extent not prohibited by such Governmental Authority, give Parent the opportunity to attend and participate.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.6 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.6, (ii) require Parent or Merger Sub to offer, accept or agree to (A) dispose, license or hold separate (in trust or otherwise) any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world (including, but not limited to, any such party’s freedom of action with respect to future acquisitions of assets or businesses or its full rights of ownership with respect to any of its assets or businesses) and/or (D) accept any undertaking or condition, enter into any consent decree, accept any operational restriction, or take any other action that, in the reasonable judgment of Parent, could be expected to limit the right of Parent or the Surviving Corporation to own or operate all or any portion of their respective businesses or assets or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any Antitrust Law.

SECTION 5.7. Merger Proposal.

(a) As soon as practicable following the date of this Agreement: (i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit B (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law; (ii) the Company and Merger Sub shall call the Company Shareholders Meeting and a general meeting of Merger Sub’s shareholder, respectively; (iii) the Company and Merger Sub shall jointly deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of such shareholders’ meetings; and (iv) each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective nonsecured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

(b) Promptly after the Company and Merger Sub shall have complied with the preceding paragraph and with subsections (i) and (ii) below, but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the foregoing, each of the Company and, if applicable, Merger Sub, shall:

(i) Publish a notice to the Company’s creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) if required, a newspaper circulated in New York City, no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar and (C) if required, in such other manner as may be required by applicable Laws and regulations; and

(ii) Within (4) four business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above.

SECTION 5.8. Cease quotations, de-registration and timely SEC Filings. The Company shall take all actions reasonably necessary to cease the quotation of the Company’s Ordinary Shares on the OTCQX and terminate the Company’s registration under the Exchange Act, and shall promptly take all necessary actions, and make all necessary filings, to ensure such ceasing quotation and termination of the registration of the Company, in each case effective as of the Effective Time or as soon as practicable thereafter. The Company shall timely file with the SEC all reports which the Company is required to file under the Exchange Act until its deregistration.

SECTION 5.9. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company and issued on a mutually agreed upon date promptly following the date hereof. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior written consent of the other party (in which case the party preparing any such public announcement shall provide the other party with a draft of such public announcement at least two (2) business days prior to the date in which such public announcement is planned), except as may be required by Law, including securities laws, or by any applicable listing agreement with a national securities exchange, TASE or Nasdaq as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

SECTION 5.10. Access to Information; Confidentiality.

(a) Subject to applicable Laws relating to the exchange of information, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s representatives reasonable access during normal business hours and upon reasonable advance notice to all of the Company’s and its Subsidiaries’ properties (including real properties), books, contracts, commitments, records and correspondence (in each case, whether in physical or electronic form), officers and employees and, unless explicitly specified otherwise in this Section 5.10, the Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal, state or foreign securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of federal or foreign securities Laws not less than one (1) business day prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Such access shall include the right during normal business hours and upon reasonable notice.

(b) Notwithstanding anything to the contrary in this Agreement, the Company shall not disclose any information to Parent, until the Effective Date, if such disclosure would, in the Company’s sole discretion: (w) cause significant competitive harm to the Company and its businesses with respect to any of its clients; (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

SECTION 5.11. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or nonoccurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (A) that is qualified as to materiality to be untrue and (B) that is not so qualified to be untrue in any material respect, and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

SECTION 5.12. Securityholder Litigation. The Company shall give Parent the opportunity (at Parent’s sole cost and expense) to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior consent, which shall not be unreasonably withheld, conditioned or delayed.

SECTION 5.13. Withholding Tax Ruling. As soon as practicable following the date of this Agreement but in no event later than fifteen (15) days after the date hereof, the Company shall instruct its Israeli counsel to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that: (i) the deposit of the Merger Consideration by Parent with the Paying Agent shall be exempt from any Israeli withholding tax; and (ii) with respect to holders of Company Ordinary Shares (other than Section 102 Shares) that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of Company Ordinary Shares from which Israeli Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (iii) with respect to holders of Company Ordinary Shares (other than Section 102 Shares) that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (x) exempting Parent, the Paying Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied(the “Withholding Tax Ruling”). The final wording of the Withholding Tax Ruling shall be approved in advance by Parent and its Israeli advisors prior to its final issuance (such approval shall not be unreasonably withheld, conditioned or delayed) and any costs associated with the application for the Withholding Tax Ruling shall be paid by the Company (it being clarified that Parent shall pay and bear the costs of its own advisors). For the avoidance of doubt, the Company shall not make any application to the ITA with respect to any matter relating to Withholding Tax Ruling without first consulting with the Parent’s advisors and granting the Parent’s advisors the opportunity to review, comment on and approve the draft application for issuance of the Withholding Tax Ruling (such approval not to be unreasonably withheld, conditioned or delayed), and the Company shall inform the Parent’s advisors of the content of any material discussions and meetings relating thereto in advance and allow the Parent’s advisors to participate in any such discussions or meetings.

SECTION 5.14. Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Voting and Support Agreements, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

ARTICLE VI

Conditions Precedent

SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Laws and the Company Charter Documents;

(b) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

(c) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

SECTION 6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained herein and in the Loan Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

(c) No Litigation, Etc. There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acquisition of some or all of the shares of Company Ordinary Shares by Parent or Merger Sub or the consummation of the Merger or the other Transactions, (ii) impose limitations on the ability of Parent or its Affiliates effectively to exercise full rights of ownership of all shares of the Surviving Corporation, (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s or any of its Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its Subsidiaries, taken as a whole, or, as a result of the Transactions, of Parent and its Subsidiaries, taken as a whole, (iv) as a result of the Transactions, compel Parent or any of its Affiliates to dispose of any shares of the Surviving Corporation or to dispose of or hold separate any material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (v) impose damages on Parent, the Company or any of their respective Subsidiaries as a result of the Transactions in amounts that are material in relation to the Company or the Transactions;

(d) No Restraint. No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 6.2(c) shall be in effect;

(e) Director Resignations. Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and its Subsidiaries, or other evidence of their removal, effective as of the Closing;

(f) Termination of Registration. The Company shall (a) have taken all actions necessary to be eligible to cause the cessation of quotation of the Company Ordinary Shares on the Over-the-Counter Market and the termination of the registration thereof under the Exchange Act, in each case as soon as permissible after the Effective Time, and (b) be able to provide all necessary certifications on Form 15 as of immediately after the Effective Time (including without limitation having filed all necessary filings and reports to be current with the SEC (without regard to any extension under Rule 12b-25 of the Exchange Act)).

(g) Consents. The Company shall have obtained those approvals, consents or waivers listed on Section 6.2(g) hereto in a form reasonably satisfactory to Parent and copies thereof shall have been delivered to Parent.

SECTION 6.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect; and

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect.

SECTION 6.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.6.

ARTICLE VII

Termination

SECTION 7.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b) by Parent

(i) if the Merger shall not have been consummated on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to the Parent if its material breach of this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable;

(iii) if the Merger Agreement has not been put to the vote of the shareholders of the Company by May 5, 2022; or if such Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, by May 31, 2022; or

(iv) if a Company Adverse Recommendation Change is made in the circumstances set forth in Section 5.3(c) above (Company Adverse Recommendation Change).

(c) by the Company, if the Merger Agreement was voted against, or if the required majority was not obtained for the approval of the Merger, in the Company's Shareholders Meeting.

SECTION 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the penultimate sentence of Section 5.10, Section 5.14, Section 7.2 and Section 7.3, and ARTICLE VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company may have liability as provided in Section 7.3, and (ii) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.

SECTION 7.3. Termination Fee.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(b)(i), 7,1(b)(iii) or 7.1(b)(iv) for a reason that is not directly and exclusively related to Parent or Merger Sub, or pursuant to Section 7.1(c), the Company shall pay to Parent a termination fee equal to $1,500,000 in cash (the “Termination Fee”).

(b) Any payment required to be made pursuant Section 7.3(a) shall be made to Parent promptly following the and in any event not later than five (5) business days after delivery to the Company of a written notice of demand for payment.

(c) The company is entitled to deduct and withhold from the Termination Fee such amounts as may be required to be deducted and withheld with respect thereto under the Ordinance, and any amounts so withheld or deducted and timely remitted to the ITA shall be treated for all purposes of this Agreement as having been paid to Parent. In the event that the Company determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Termination Fee, the Company shall notify Parent of such determination prior to making such withholding and allow Parent to obtain and present a valid withholding certificate issued by the ITA, allowing an exemption from, or a reduced rate of, withholding with respect to the Termination Fee, and any withholding of Israeli taxes from the Termination Fee, if any, shall be made in accordance with such certificate, it being understood that a valid certificate pursuant to Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 shall suffice for this purpose.

(d) In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at the prevailing prime rate of the two largest banks in Israel plus 10% (ten percent) during such period, as such bank’s Prime Lending Rate. In addition, if the Company shall fail to pay such fee, as the case may be, when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee, as the case may be. The Company acknowledges that the fee and the other provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.1. No Survival, Etc. Except as otherwise provided in this Section 8.1, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available, including any projections, forecasts or estimates of the Company and its Subsidiaries, shall be deemed to be disclosed in this Agreement, except to the extent actually set forth herein. Parent and Merger Sub understand and agree that they are acquiring the Company pursuant to this Agreement without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company or any of its Subsidiaries, except for the representations and warranties made by the Company that are expressly set forth in this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in ARTICLE II and Section 5.10 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Section 5.11, Section 7.2 and Section 7.3 and this ARTICLE VIII shall survive termination indefinitely.

SECTION 8.2. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of all of the parties hereto, by action approved by their respective Boards of Directors; provided, however, that following approval of the Transactions by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

SECTION 8.3. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent that is an Israeli company, but no such assignment shall relieve Merger Sub of any of its obligations hereunder; provided, that (i) under no circumstances shall such assignment in any way prevent, impair or materially delay the consummation of the Transactions and (ii) to the extent any such assignment results in withholding taxes that exceed the amount of withholding taxes that would have been applicable but for such assignment, the party that made such assignment shall pay additional amounts as necessary to ensure that the recipient of any payment under this Agreement receives the same amount that it would otherwise have received if no such assignment had been made. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under Section 8.4 shall be null and void.

SECTION 8.5. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Voting and Support Agreements, the Loan Agreement and the binding term sheet dated January 19, 2022 by and between the Company and Parent (the “Term Sheet”) (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, unless explicitly mentioned in such agreements, including Section (xx) to the Term Sheet.

SECTION 8.7. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of Israel. The competent courts in Tel Aviv – Jaffa district shall have exclusive jurisdiction over any dispute or claim arising in connection with or as a result of this Agreement, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such court.

SECTION 8.8. Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the competent courts in Tel Aviv – Jaffa, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, e-mailed or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Nayax Ltd.
3 Arik Einstein St.
Herzliya 465907, Israel
Attention: Michael Galai, michaelg@nayax.com

with a copy (which shall not constitute notice) to:

Herzog, Fox & Neeman
Herzog Tower 6 Yitzhak Sade St.
Tel Aviv, 6777506, Israel
Attention: Nir Dash, dashn@herzoglaw.co.il
Ron Ben Menachem, ron@herzoglaw.co.il

If to the Company, to:

On Track Innovations Ltd.
5 Hatnufa St., Yokneam Industrial Zone
Box 372, Yokneam, Israel
Attention: Amir Eilam, CEO, amir_e@otiglobal.com

with a copy (which shall not constitute notice) to:

Gornitzky & Co. Vitania Tower 20 Haharash St.
Tel Aviv 6761310, Israel
Attention: Shy S. Baranov, Adv., baranov@gornitzky.com

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.11. Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below:

“102 Trustee” means Altshuler Shaham Benefits, the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the State of Israel are authorized or required by Law to be closed. “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Shareholder Approval” means the affirmative vote of the shareholders of at least a majority of the outstanding voting power of the Company of the approval of this Agreement, the Merger and the consummation of the Transactions at the Company Shareholders Meeting.

“GAAP” shall mean generally accepted accounting principles in the United States as of the date hereof.

“Governmental Authority” shall mean any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Knowledge” shall mean, with respect to the Company, the actual knowledge after due inquiry of the Company’s Chief Executive Officer and Chief Financial Officer.

“Loan Agreement” shall mean the Senior Secured Convertible Loan Agreement by and between the Company and Parent dated January 27, 2022.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Section 102 Shares” means any Company Ordinary Shares that are held by the 102 Trustee.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority or any taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Authority or any taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Date” shall mean July 1, 2022.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger, and the Voting and Support Agreements and the transactions contemplated thereby.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA, in form and substance reasonably satisfactory to the Paying Agent that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the sake of clarity, (i) the Withholding Tax Ruling, provided it includes such instructions, and provided, further that if the Withholding Tax Ruling requires the affirmative consent of the relevant holder and/or that such holder provides certain declarations and/or supporting documentation, such holder consented in writing to join any such applicable ruling and provided any declaration and supporting documentation required by the Withholding Tax Ruling, and (ii) with respect to payment for Company Ordinary Shares that are registered on the OTCQX (other than payment that is made with respect to Section 102 Shares), a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002, will be considered Valid Tax Certificates.

SECTION 8.12. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NAYAX LTD.

Signature:	/s/ Yair Nechmad
Name:	Yair Nechmad
Title:	CEO

NAYAX LTD.

Signature:	/s/ David Ben Avi
Name:	David Ben Avi
Title:	Co-Founder & CEO

OTI MERGER SUB LTD.

Signature:	/s/ Michael Galai
Name:	Michael Galai
Title:	Director

ON TRACK INNOVATIONS LTD.

Signature:	/s/ Amir Eilam
Name:	Amir Eilam
Title:	CEO

ON TRACK INNOVATIONS LTD.

Signature:	/s/ Assaf Cohen
Name:	Assaf Cohen
Title:	CFO

[signature page to Agreement and Plan of Merger]